Embryo Development Corporation
                         305 Madison Avenue, Suite 4510
                               New York, NY 10165
                                   212-808-607
                                FAX 212-808-0113



                                                May 25, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0406

Att:   Tia Jenkins, Senior Assistant Chief Accountant
       Office of Emerging Growth Companies
       Babette Cooper

       Re:  Embryo Development Corporation
       Form 10-QSB as of October 31, 2004
       File #0-27028

Ladies and Gentlemen:

     Following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission ("SEC") set forth in its letter dated May 17, 2005 with respect to the above referenced document filed by the Company. The number of our responses parallel the numbers in your May 17, 2005 comment letter.

     1. Although the Company has had multiple equity transactions during the period, we do not believe a Statement of Stockholders' Equity is required on quarterly filings if the transactions are adequately described in the accompanying footnotes to the financial statements included in the quarterly filings, as set forth below. The Statement of Stockholders' Equity will be provided in the annual 10-KSB filing for April 30, 2005. We are providing the following supplemental information to facilitate your review:


                                                 Preferred stock     Additional paid-in-capital
                                                 ---------------     --------------------------
Balance 5/1/04:                                       600                    9,991,267

Repurchase Series A Preferred
 Stock - Footnote 10[B]                              (600)                     (19,400)

Issuance of 62,500 shares of Series
 B Preferred stock for debt and
 payroll - Footnote 4                                   6                      249,994

 Issuance of 57,500 shares of Series
  B Preferred stock in connection
  with failed share exchange - Footnote 6               6                      172,494

Recording of debt discount in connection
 with bridge financing - Footnote 7                     -                      200,000
                                                   --------                ------------
Balance at 10/31/04:                                $  12                  $10,594,355
                                                   ========                ============

     2. As part of the terms of an investment banking agreement entered into by the Company in September 2004, these creditors were required to exchange $62,500 of debt and accrued payroll for the equivalent of 6,250,000 shares of common stock. The number of shares received (100 shares for each $1 of debt) were negotiated and based on the same rate as the terms of the investment banking agreement (see Note 7 - Bridge Financing) whereby bridge lenders would convert $200,000 in debt into 20,000,000 shares of common stock in the event of a merger or corporate reorganization. This exchange rate was negotiated between the parties to the agreement with consideration given to the following: the shares issued or to be issued are unregistered and restricted, the Company's current financial position and the current market for the Company's stock. For financial reporting purposes, the shares issued were recorded at the then market price of $.04 resulting in an expense for the extinguishment of debt to the Company of $187,500.

          Although losses from the extinguishment of related party debt should be treated as capital transactions and no expense recognized, we believe that the transaction was properly recorded in consideration of the following factors :

          -- One of the parties who exchanged $10,000 of debt for 1,000,000 shares of stock was not a related party or current stockholder.

          -- As to the officer who exchanged $52,500 of debt and payroll for 5,250,000 shares of stock, of the total amount exchanged for stock, $47,500 was related to payroll or compensation due and not prior actual debt related to loans or financing and $5,000 represented prior actual debt for a loan from the officer. Therefore, we treated this transaction as if it had a compensation element to it, which is why we recorded the resulting expense in the statement of operations. Our journal entry was as follows:

                Debit:    Accrued Expenses        $ 47,500
                Debit:    Loan Payable            $  5,000
                Debit:    Loss on conversion      $157,500
                Credit :  Paid-in-capital                     $209,994
                Credit:   Preferred stock                     $      6

     We also enclose a letter acknowledging the Company's responsibility for the adequacy and accuracy of the disclosure in its filings, as requested in the SEC's letter of May 17, 2005.

     Please call me at 212-808-0607 if you have any questions you wish to discuss concerning this letter.

Very truly yours,

Embryo Development Corporation

By: /s/ Matthew Harriton
    Matthew Harriton, Chief Executive Officer

                         Embryo Development Corporation
                               305 Madison Avenue
                               New York, NY 10165



May 25, 2005

Securities Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

        Re:     Embryo Development Corporation
                Commission File Number: 0-27028

Ladies and Gentlemen:

     The undersigned, Embryo Development Corporation (the "Company") hereby acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission.

     - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,
Embryo Development Corporation

By: /s/ Matthew Harriton
    Matthew Harriton
    Chief Executive Officer